Via Facsimile and U.S. Mail
Mail Stop 4720

June 3, 2009

Mr. Robert Orlich
Chairman, President and Chief Executive Officer
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

Re: Transatlantic Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 10, 2009
File No. 001-10545

Dear Mr. Orlich:

We have reviewed your April 16, 2009 response to our April 6, 2009 letter and
Definitive Proxy Statement on Schedule 14A filed April 10, 2009 and have the following
comments. In our comments, we ask you to provide us with information to better
understand your disclosure. Where a comment requests you to revise disclosure, the
information you provide should show us what the revised disclosure will look like and
identify the annual or quarterly filing, as applicable, in which you intend to first include
it. If you do not believe that revised disclosure is necessary, explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

Form 10-K for the Period Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results
Critical Accounting estimates
(b) Fair Value Measurements of Certain Financial Assets

1. Refer to your response to comment 1(c) and clarify whether the amount of net
    unrealized depreciation is insignificant when compared with your income before
    income taxes. Otherwise, provide the disclosure originally requested.

Consolidated Financial Statements
4. Investments
(c) Investment Gains and Losses, page 91

2. Please confirm that you will provide the same level of discussions as provided in your response to comment two in your future filings.

Definitive Proxy Statement on Schedule 14A filed April 10, 2009

Executive Compensation
Time-vested grants of stock options, page 17

3. Please revise your disclosure to describe how you determined the amount of stock options to be granted to each of your NEOs in 2008.

Performance RSUs granted under the Partners Plan, page 17

4. Please revise your disclosure to identify the growth in adjusted book value targeted for the 2007-2008 performance period. In addition, please include an analysis of how success or failure to achieve this performance target impacted the amount of restricted stock units granted to your NEOs in 2008.

5. Please revise your disclosure to identify the target award for each of your NEOs for 2008. In addition, please quantify the "threshold," "target," and "maximum" performance levels that are used to assess the amount of restricted stock units provided to your NEOs under the Partners Plan.

Senior Performance RSUs granted under the Senior Partners Plan, page 17

6. Please revise your disclosure to identify the growth in adjusted book value targeted for the 2006-2008 performance period. In addition, please include an analysis of how success or failure to achieve this performance target impacted the amount of restricted stock units granted to your NEOs in 2008.

7. Please revise your disclosure to identify the target award for each of your NEOs for 2008. In addition, please quantify the "threshold," "target," and "maximum" performance levels that are used to assess the amount of restricted stock units provided to your NEOs under the Senior Partners Plan.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko Staff Attorney at (202) 551-3203 or Daniel Greenspan, Special Counsel at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant